UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 5, 2012

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.)

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
(Address of principal executive offices) (Zip Code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 2.02   Results of Operations and Financial Condition.

On November 5, 2012, EOG Resources, Inc. issued a press release announcing third quarter 2012 financial and operational results and fourth quarter and full year 2012 forecast and benchmark commodity pricing information (see Item 7.01 below). A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 7.01   Regulation FD Disclosure.

Accompanying the press release announcing third quarter 2012 financial and operational results attached hereto as Exhibit 99.1 is fourth quarter and full year 2012 forecast and benchmark commodity pricing information for EOG Resources, Inc., which information is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

99.1   Press Release of EOG Resources, Inc. dated November 5, 2012 (including the accompanying fourth quarter and full year 2012 forecast and benchmark commodity pricing information).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: November 5, 2012   By: /s/ TIMOTHY K. DRIGGERS
                              Timothy K. Driggers
                              Vice President and Chief Financial Officer
                              (Principal Financial Officer and Duly Authorized Officer)

EXHIBIT INDEX

Exhibit No.   **Description**

99.1   Press Release of EOG Resources, Inc. dated November 5, 2012 (including the
                accompanying fourth quarter and full year 2012 forecast and benchmark commodity
                pricing information).

EXHIBIT 99.1



EOG Resources, Inc.   P.O. Box 4362   Houston, TX 77210-4362

News Release
For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6364
Elizabeth M. Ivers
(713) 651-7132
Kimberly A. Matthews
(713) 571-4676

Media
K Leonard
(713) 571-3870

EOG Resources Reports Outstanding Crude Oil Production in Third Quarter 2012 and Increases Growth Rate Target
- Reports Strong Year-Over-Year Growth in Adjusted Non-GAAP Earnings Per Share, Discretionary Cash Flow and Adjusted EBITDAX
- Achieves 42 Percent Crude Oil and Condensate Production Increase and 40 Percent Increase in Total Liquids Production Over Third Quarter 2011
- Increases 2012 Total Company Crude Oil Production Growth Target to 40 Percent from 37 Percent and Full Year Total Liquids Growth Target to 38 Percent from 35 Percent
- Raises 2012 Total Company Production Growth Target to 10.6 Percent from 9 Percent
- Generates Continued Momentum with Eagle Ford and Bakken/Three Forks Well Results
- Realizes Premium Crude Oil Prices for Eagle Ford and Bakken Volumes
- Increases 2012 Total Asset Sales Target to Approximately $1.3 Billion

FOR IMMEDIATE RELEASE: Monday, November 5, 2012

HOUSTON – EOG Resources, Inc. (EOG) today reported third quarter 2012 net income of $355.5 million, or $1.31 per share. This compares to third quarter 2011 net income of $540.9 million, or $2.01 per share.

Consistent with some analysts' practice of matching realizations to settlement months and making certain other adjustments in order to exclude one-time items, adjusted non-GAAP net income for the third quarter 2012 was $468.7 million, or $1.73 per share. Adjusted non-GAAP net income for the third quarter 2011 was $223.2 million, or $0.83 per share. The results for the third quarter 2012 include net gains on asset dispositions of $43.4 million, net of tax ($0.16 per share) and a previously disclosed non-cash net gain of $4.7 million ($3.0 million after tax, or $0.01 per share) on the mark-to-market of financial commodity contracts. During the third quarter, the net cash inflow related to financial commodity contracts was $249.2 million ($159.6 million after tax, or $0.59 per share). (Please refer to the attached tables for the reconciliation of adjusted non-GAAP net income to GAAP net income.)

EOG's overall financial metrics were enhanced by successfully linking a significant portion of its Eagle Ford and Bakken crude oil and condensate production to markets which provide premium crude oil pricing. For the third quarter, adjusted non-GAAP net income per share increased 108 percent, discretionary cash flow increased 37 percent and adjusted EBITDAX increased 39 percent as compared to the third quarter 2011. (Please refer to the attached tables for the reconciliation of adjusted non-GAAP net income per share to GAAP net income per share, non-GAAP discretionary cash flow to net cash provided by operating activities (GAAP) and adjusted EBITDAX (non-GAAP) to income before interest expense and income taxes (GAAP).)

EOG exceeded its third quarter crude oil and condensate production forecasts by continuing to modify completion techniques in its South Texas Eagle Ford; North Dakota Bakken and Three Forks; and Permian Basin Wolfcamp and Leonard plays. In North America, crude oil production increased 45 percent in the third quarter and 51 percent for the first nine months of 2012 compared to prior year periods. Total North American liquids (crude oil, condensate and natural gas liquids) production increased 42 percent for the third quarter and 48 percent for the first three quarters of 2012 over the same periods a year ago. On a total company basis, total crude oil and condensate production increased 42 percent and total liquids production rose 40 percent for the third quarter compared to the same period in 2011.

"With especially strong, consistent individual well results, EOG's best plays have become even better," said Mark G. Papa, Chairman and Chief Executive Officer. "Therefore, based on nine months of robust crude oil production, we are setting the bar higher for the third time this year. EOG has increased its 2012 crude oil production growth target to 40 percent from 37 percent. Because our outstanding oil results also impact total liquids production, we are also raising our total liquids production growth target to 38 percent from 35 percent and increasing our total company production target to 10.6 percent from 9 percent."

<u>Operational Highlights</u>

"Simply put, EOG's excellent third quarter performance reflects the success of our groundwork. Over the last few years, we captured the best crude oil acreage in the United States. Now we are executing a development program that has exceeded our initial expectations. In addition, we implemented innovative marketing logistics such as our crude-by-rail transportation system," Papa said. "During the third quarter, higher volumes combined with higher realized crude oil prices and good unit cost control added substantial value to EOG's bottom line."

In the South Texas Eagle Ford, EOG continued to post outstanding well results. In Gonzales County, the Baker-DeForest Unit #4H came on line at 4,598 barrels of oil per day (Bopd) with 488 barrels per day (Bpd) of natural gas liquids (NGLs) and 2.9 million cubic feet per day (MMcfd) of natural gas. The Baker-DeForest Unit #1H, #2H, #3H and #12H were turned to sales at initial rates ranging from 3,346 to 4,216 Bopd with 457 to 537 Bpd of NGLs and 2.7 to 3.2 MMcfd of natural gas. EOG has 100 percent working interest in these five Baker-DeForest wells.

Drilled in Gonzales County near the DeWitt County line, a new area for EOG, the Reilly Unit #1H had an initial oil production rate of 3,579 Bopd with 483 Bpd of NGLs and 2.9 MMcfd of natural gas. EOG has 70 percent working interest in this well. Also in the new area northeast of the Reilly, the Boysen Unit #1H and Baird Heirs Unit #4H were completed at 2,540 and 2,242 Bopd with 268 and 181 Bpd of NGLs and 1.6 and 1.1 MMcfd of natural gas, respectively. EOG has 100 percent working interest in both wells. EOG also has 100 percent working interest in the Henkhaus Unit #8H, which was completed offsetting the previously drilled Henkhaus Unit #10H and #11H. The #8H had an initial production rate of 4,012 Bopd with 495 Bpd of NGLs and 3.0 MMcfd of natural gas.

In the western region of its Eagle Ford acreage where EOG increased drilling activity in the second half of the year, the Lowe Pasture #9H and #10H were completed in McMullen County at initial production rates of 1,905 and 2,075 Bopd with 112 and 115 Bpd of NGLs and 673 and 688 thousand cubic feet per day (Mcfd) of natural gas, respectively. The Martindale L&C #1H and #2H in La Salle County began sales at 1,522 and 1,876 Bopd with 220 and 208 Bpd of NGLs and 1.3 and 1.2 MMcfd of natural gas, respectively. EOG has 100 percent working interest in these four wells.

EOG focused its third quarter North Dakota drilling activity in the Bakken Core and Antelope Extension, an area 25 miles southwest of the Core. Two recent wells further validated the success of EOG's 320-acre infill drilling program in the Bakken Core where EOG introduced refined completion techniques simultaneously with tighter spacing tests. In Mountrail County, the Fertile 46-1608H was turned to sales at an initial rate of 1,732 Bopd with 90 Bpd of NGLs and 363 Mcfd of natural gas. The Fertile 47-0712H began sales at 1,258 Bopd with 83 Bpd of NGLs and 332 Mcfd of natural gas. EOG has 92 and 78 percent working interest, respectively, in these wells. EOG plans to test denser drilling in the Core before year-end.

In the Antelope Extension where EOG is developing its acreage on 320-acre spacing, both the Bakken and Three Forks formations have proven to be highly productive and economic. In McKenzie County, the Clarks Creek 15-0805H and Bear Den 19-2116H were drilled in the Bakken with initial maximum rates of 1,067 and 1,886 Bopd, respectively, with associated rich natural gas. EOG has 85 and 76 percent working interest, respectively, in these wells. In the Three Forks, EOG completed the Mandaree 101-20H, Bear Den 104-2116H and Hawkeye 100-2501H at maximum rates of 1,285, 2,226 and 3,196 Bopd, respectively, with associated rich natural gas. EOG has 90 percent, 76 percent and 73 percent working interest, respectively, in these wells.

EOG posted favorable ongoing results from its Leonard and Wolfcamp shale activities in the West Texas and southeast New Mexico Permian Basin by drilling economic wells that produce crude oil with a liquids-rich natural gas stream. In the New Mexico Delaware Basin, the Diamond 8 Fed Com #3H, #4H and #5H were completed in the Leonard shale at initial production rates of 962, 1,148 and 1,162 Bopd with 134, 171 and 188 Bpd of NGLs and 963, 941 and 1,036 Mcfd of natural gas, respectively. EOG has 96 percent working interest in these Lea County wells.

In the West Texas Wolfcamp, EOG tested multiple zones across its acreage to determine their prospectivity. The Mayer SL #5013LH was completed to sales at 1,290 Bopd with 95 Bpd of NGLs and 539 Mcfd of natural gas in the lower Wolfcamp. EOG has 77 percent working interest in this Irion County well. In Crockett County, the University 40-B #1602H, in which EOG has 80 percent working interest, began production from the middle Wolfcamp at an initial rate of 916 Bopd with 127 Bpd of NGLs and 726 Mcfd of natural gas. The University 43 #0911H, 43 #1009H and 43 #1011H were completed in the same zone at initial production rates ranging from 840 to 1,212 Bopd with 60 to 110 Bpd of NGLs and 330 to 600 Mcfd of natural gas. EOG has 75 percent working interest in these three Irion County wells.

EOG also reported positive results from its Fort Worth Barnett Combo play, another prominent contributor to the company's 2012 liquids production. EOG extended the boundaries of the play by completing the Nunnely A-#1H, B-#2H, B-#3H and C-#1H at initial rates ranging from

412 Bopd to 705 Bopd with 43 to 57 Bpd of NGLs and 240 to 316 Mcfd of natural gas. EOG has 100 percent working interest in these Montague County wells.

"EOG's current position as a crude oil producer at the forefront of the large cap independent peer group indicates the exceptional quality of our asset portfolio," Papa said.

Hedging Activity

EOG has hedged approximately 26 percent of its North American crude oil production for the period November and December 2012. From November 1 through December 31, 2012, EOG has crude oil financial price swap contracts in place for an average of 42,000 Bopd at a weighted average price of $105.19 per barrel, excluding unexercised options.

With the goal of maintaining a strong balance sheet while minimizing the gap between capital expenditures and cash flow, EOG is pursuing an opportunistic hedging strategy for 2013. For the period January 1 through June 30, 2013, EOG has crude oil financial price swap contracts in place for an average of 98,000 Bopd at a weighted average price of $99.39 per barrel, excluding unexercised options. For the period July 1 through December 31, 2013, EOG has an average of 68,000 Bopd hedged at a weighted average price of $99.45 per barrel, excluding unexercised options.

Although EOG plans to pursue very minimal natural gas drilling activity in 2013, financial price swap contracts are in place for 150,000 million British thermal units per day of natural gas at a weighted average price of $4.79 per million British thermal units, excluding unexercised options for the calendar year. (For a comprehensive summary of EOG's crude oil and natural gas derivative contracts, please refer to the attached tables.)

Capital Structure

Through September 30, 2012, EOG's cash proceeds from asset sales were approximately $1.2 billion. EOG is targeting an additional $100 million of asset sales for a full-year total of approximately $1.3 billion. EOG revised its 2012 total capital expenditure program to approximately $7.6 billion.

At September 30, 2012, EOG's total debt outstanding was $6,312 million for a debt-to-total capitalization ratio of 31 percent. Taking into account cash on the balance sheet of $1,113 million at the end of the third quarter, EOG's net debt was $5,199 million for a net debt-to-total capitalization ratio of 27 percent. (Please refer to the attached tables for the reconciliation of net debt (non-GAAP) to current and long-term debt (GAAP) and the reconciliation of net debt-to-total capitalization ratio (non-GAAP) to debt-to-total capitalization ratio (GAAP).)

Conference Call Scheduled for Tuesday, November 6, 2012

EOG's third quarter 2012 results conference call will be available via live audio webcast at 8 a.m. Central time (9 a.m. Eastern time) on Tuesday, November 6, 2012. To listen, log on to www.eogresources.com. The webcast will be archived on EOG's website through November 20, 2012.

EOG Resources, Inc. is one of the largest independent (non-integrated) crude oil and natural gas companies in the United States with proved reserves in the United States, Canada, Trinidad, the United Kingdom and China. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements and projections regarding EOG's future financial position, operations, performance, business strategy, returns, budgets, reserves, levels of production and costs and statements regarding the plans and objectives of EOG's management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "project," "strategy," "intend," "plan," "target," "goal," "may," "will" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning EOG's future operating results and returns or EOG's ability to replace or increase reserves, increase production, generate income or cash flows or pay dividends are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, EOG's forward-looking statements may be affected by known and unknown risks, events or circumstances that may be outside EOG's control. Important factors that could cause EOG's actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing and extent of changes in prices for, and demand for, crude oil and condensate, natural gas liquids, natural gas and related commodities;
- the extent to which EOG is successful in its efforts to acquire or discover additional reserves;
- the extent to which EOG can optimize reserve recovery and economically develop its plays utilizing horizontal and vertical drilling, advanced completion technologies and hydraulic fracturing;
- the extent to which EOG is successful in its efforts to economically develop its acreage in, and to produce reserves and achieve anticipated production levels from, its existing and future crude oil and natural gas exploration and development projects, given the risks and uncertainties and capital expenditure requirements inherent in drilling, completing and operating crude oil and natural gas wells and the potential for interruptions of development and production, whether involuntary or intentional as a result of market or other conditions;
- the extent to which EOG is successful in its efforts to market its crude oil, natural gas and related commodity production;
- the availability, proximity and capacity of, and costs associated with, gathering, processing, compression and transportation facilities;
- the availability, cost, terms and timing of issuance or execution of, and competition for, mineral licenses and leases and governmental and other permits and rights-of-way;
- the impact of, and changes in, government policies, laws and regulations, including tax laws and regulations, environmental laws and regulations relating to air emissions, waste disposal, hydraulic fracturing and access to and use of water, laws and regulations imposing conditions and restrictions on drilling and completion operations and laws and regulations with respect to derivatives and hedging activities;

- EOG's ability to effectively integrate acquired crude oil and natural gas properties into its operations, fully identify existing and potential problems with respect to such properties and accurately estimate reserves, production and costs with respect to such properties;
- the extent to which EOG's third-party-operated crude oil and natural gas properties are operated successfully and economically;
- competition in the oil and gas exploration and production industry for employees and other personnel, equipment, materials and services and, related thereto, the availability and cost of employees and other personnel, equipment, materials and services;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- weather, including its impact on crude oil and natural gas demand, and weather-related delays in drilling and in the installation and operation of production, gathering, processing, compression and transportation facilities;
- the ability of EOG's customers and other contractual counterparties to satisfy their obligations to EOG and, related thereto, to access the credit and capital markets to obtain financing needed to satisfy their obligations to EOG;
- EOG's ability to access the commercial paper market and other credit and capital markets to obtain financing on terms it deems acceptable, if at all, and to otherwise satisfy its capital expenditure requirements;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and extent of changes in foreign currency exchange rates, interest rates, inflation rates, global and domestic financial market conditions and global and domestic general economic conditions;
- political developments around the world, including in the areas in which EOG operates;
- the use of competing energy sources and the development of alternative energy sources;
- the extent to which EOG incurs uninsured losses and liabilities or losses and liabilities in excess of its insurance coverage;
- acts of war and terrorism and responses to these acts; and
- the other factors described under Item 1A, "Risk Factors," on pages 15 through 23 of EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and any updates to those factors set forth in EOG's subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur, and, if any of such events do, we may not have anticipated the timing of their occurrence or the extent of their impact on our actual results. Accordingly, you should not place any undue reliance on any of EOG's forward-looking statements. EOG's forward-looking statements speak only as of the date made, and EOG undertakes no obligation, other than as required by applicable law, to update or revise its forward-looking statements, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise.

Effective January 1, 2010, the United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose not only "proved" reserves (i.e., quantities of oil and gas that are estimated to be recoverable with a high degree of confidence), but also "probable" reserves (i.e., quantities of oil and gas that are as likely as not to be recovered) as well as "possible" reserves (i.e., additional quantities of oil and gas that might be recovered, but with a lower probability than probable reserves). As noted above, statements of reserves are only estimates and may not correspond to the ultimate quantities of oil and gas recovered. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include "potential" reserves and/or other estimated reserves not necessarily calculated in accordance with, or contemplated by, the SEC's latest reserve reporting guidelines. Investors are urged to consider closely the disclosure in EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov. In addition, reconciliation and calculation schedules for non-GAAP financial measures can be found on the EOG website at www.eogresources.com.

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions, except per share data)

| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
	2012	2011	2012	2011
Net Operating Revenues	$ 2,954.9	$ 2,885.7	$ 8,670.8	$ 7,353.1
Net Income	$ 355.5	$ 540.9	$ 1,075.3	$ 970.4
Net Income Per Share				
Basic	$ 1.33	$ 2.03	$ 4.03	$ 3.71
Diluted	$ 1.31	$ 2.01	$ 3.98	$ 3.66
Average Number of Common Shares				
Basic	267.9	266.1	267.1	261.7
Diluted	271.0	269.3	270.3	265.2

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands, except per share data)

| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
	2012	2011	2012	2011
Net Operating Revenues				
Crude Oil and Condensate	$ 1,512,168	$ 953,154	$ 4,198,753	$ 2,649,034
Natural Gas Liquids	170,351	206,572	518,684	539,104
Natural Gas	426,728	576,803	1,153,433	1,760,715
Gains on Mark-to-Market Commodity Derivative Contracts	4,671	357,664	327,328	480,539
Gathering, Processing and Marketing	764,385	578,022	2,193,290	1,461,303
Gains on Asset Dispositions, Net	67,376	207,468	248,134	442,981
Other, Net	9,176	6,061	31,203	19,424
Total	2,954,855	2,885,744	8,670,825	7,353,100
Operating Expenses				
Lease and Well	253,452	248,926	765,703	680,710
Transportation Costs	164,407	108,678	431,642	308,276
Gathering and Processing Costs	26,223	18,532	72,403	55,444
Exploration Costs	45,953	48,469	136,909	140,616
Dry Hole Costs	1,924	22,604	13,005	47,231
Impairments	62,875	83,431	250,239	531,413
Marketing Costs	755,457	572,604	2,155,043	1,427,450
Depreciation, Depletion and Amortization	825,851	651,684	2,383,359	1,822,854
General and Administrative	92,870	82,260	244,866	219,703
Taxes Other Than Income	120,096	98,526	359,798	308,669
Total	2,349,108	1,935,714	6,812,967	5,542,366
Operating Income	605,747	950,030	1,857,858	1,810,734
Other Income, Net	7,596	1,377	22,902	11,205
Income Before Interest Expense and Income Taxes	613,343	951,407	1,880,760	1,821,939
Interest Expense, Net	53,154	52,186	154,198	153,772
Income Before Income Taxes	560,189	899,221	1,726,562	1,668,167
Income Tax Provision	204,698	358,343	651,284	697,742
Net Income	$ 355,491	$ 540,878	$ 1,075,278	$ 970,425
Dividends Declared per Common Share	$ 0.17	$ 0.16	$ 0.51	$ 0.48

EOG RESOURCES, INC.
OPERATING HIGHLIGHTS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2012	2011	2012	2011
Wellhead Volumes and Prices				
Crude Oil and Condensate Volumes (MBbld) [(A)]				
United States	161.3	108.9	147.6	94.3
Canada	6.7	6.8	6.9	8.0
Trinidad	1.2	3.1	1.7	3.6
Other International [(B)]	0.1	0.1	0.1	0.1
Total	169.3	118.9	156.3	106.0
Average Crude Oil and Condensate Prices ($/Bbl) [(C)]				
United States	$ 97.64	$ 87.22	$ 98.26	$ 91.40
Canada	86.09	90.54	86.25	92.76
Trinidad	90.84	89.70	93.85	91.56
Other International [(B)]	83.59	110.84	90.34	98.77
Composite	97.13	87.49	97.68	91.52
Natural Gas Liquids Volumes (MBbld) [(A)]				
United States	58.1	43.2	54.3	38.7
Canada	0.9	0.8	0.9	0.8
Total	59.0	44.0	55.2	39.5
Average Natural Gas Liquids Prices ($/Bbl) [(C)]				
United States	$ 30.95	$ 50.90	$ 35.43	$ 49.85
Canada	41.09	57.69	44.61	54.36
Composite	31.11	51.02	35.58	49.93
Natural Gas Volumes (MMcfd) [(A)]				
United States	1,022	1,122	1,051	1,123
Canada	94	123	98	135
Trinidad	387	330	393	354
Other International [(B)]	9	12	10	13
Total	1,512	1,587	1,552	1,625
Average Natural Gas Prices ($/Mcf) [(C)]				
United States	$ 2.61	$ 4.06	$ 2.39	$ 4.13
Canada	2.39	3.81	2.35	3.88
Trinidad	4.38	3.59	3.60	3.42
Other International [(B)]	5.67	5.54	5.70	5.60
Composite	3.07	3.95	2.71	3.97
Crude Oil Equivalent Volumes (MBoed) [(D)]				
United States	389.7	339.4	377.2	320.3
Canada	23.2	27.9	24.1	31.2
Trinidad	65.7	58.0	67.1	62.7
Other International [(B)]	1.7	2.0	1.8	2.2
Total	480.3	427.3	470.2	416.4
Total MMBoe [(D)]	44.2	39.3	128.8	113.7

(A) Thousand barrels per day or million cubic feet per day, as applicable.
(B) Other International includes EOG's United Kingdom, China and Argentina operations.
(C) Dollars per barrel or per thousand cubic feet, as applicable. Excludes the impact of financial commodity derivative instruments.
(D) Thousand barrels of oil equivalent per day or million barrels of oil equivalent, as applicable; includes crude oil and condensate,
    natural gas liquids and natural gas. Crude oil equivalents are determined using the ratio of 1.0 barrel of crude oil and condensate
    or natural gas liquids to 6.0 thousand cubic feet of natural gas. MMBoe is calculated by multiplying the MBoed amount by
    the number of days in the period and then dividing that amount by one thousand.

EOG RESOURCES, INC.
<u>**SUMMARY BALANCE SHEETS**</u>
(Unaudited; in thousands, except share data)

	September 30, 2012	December 31, 2011
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 1,112,623	$ 615,726
Accounts Receivable, Net	1,579,841	1,451,227
Inventories	657,880	590,594
Assets from Price Risk Management Activities	248,698	450,730
Income Taxes Receivable	54,049	26,609
Deferred Income Taxes	120,967	-
Other	226,104	119,052
Total	4,000,162	3,253,938
Property, Plant and Equipment		
Oil and Gas Properties (Successful Efforts Method)	37,021,216	33,664,435
Other Property, Plant and Equipment	2,609,467	2,149,989
Total Property, Plant and Equipment	39,630,683	35,814,424
Less: Accumulated Depreciation, Depletion and Amortization	(15,944,233)	(14,525,600)
Total Property, Plant and Equipment, Net	23,686,450	21,288,824
Other Assets	345,879	296,035
Total Assets	$ 28,032,491	$ 24,838,797
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 2,151,093	$ 2,033,615
Accrued Taxes Payable	168,691	147,105
Dividends Payable	45,653	42,578
Deferred Income Taxes	2,793	135,989
Other	210,153	163,032
Total	2,578,383	2,522,319
Long-Term Debt	6,305,277	5,009,166
Other Liabilities	842,173	799,189
Deferred Income Taxes	4,513,188	3,867,219
Commitments and Contingencies		
Stockholders' Equity		
Common Stock, $0.01 Par, 640,000,000 Shares Authorized and 271,323,486 Shares Issued at September 30, 2012 and 269,323,084 Shares Issued at December 31, 2011	202,713	202,693
Additional Paid in Capital	2,459,531	2,272,052
Accumulated Other Comprehensive Income	451,399	401,746
Retained Earnings	10,726,811	9,789,345
Common Stock Held in Treasury, 473,624 Shares at September 30, 2012 and 303,633 Shares at December 31, 2011	(46,984)	(24,932)
Total Stockholders' Equity	13,793,470	12,640,904
Total Liabilities and Stockholders' Equity	$ 28,032,491	$ 24,838,797

EOG RESOURCES, INC.
SUMMARY STATEMENTS OF CASH FLOWS
(Unaudited; in thousands)

	Nine Months Ended September 30,	
	2012	2011
Cash Flows from Operating Activities		
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$ 1,075,278	$ 970,425
Items Not Requiring (Providing) Cash		
Depreciation, Depletion and Amortization	2,383,359	1,822,854
Impairments	250,239	531,413
Stock-Based Compensation Expenses	101,337	95,057
Deferred Income Taxes	385,878	499,279
Gains on Asset Dispositions, Net	(248,134)	(442,981)
Other, Net	(10,266)	2,270
Dry Hole Costs	13,005	47,231
Mark-to-Market Commodity Derivative Contracts		
Total Gains	(327,328)	(480,539)
Realized Gains	555,946	83,765
Excess Tax Benefits from Stock-Based Compensation	(49,426)	-
Other, Net	12,675	21,052
Changes in Components of Working Capital and Other Assets and Liabilities		
Accounts Receivable	(112,174)	(128,965)
Inventories	(154,766)	(167,611)
Accounts Payable	83,682	245,385
Accrued Taxes Payable	42,791	101,239
Other Assets	(120,085)	(28,600)
Other Liabilities	39,871	37,022
Changes in Components of Working Capital Associated with Investing and Financing Activities	87,708	133,227
Net Cash Provided by Operating Activities	4,009,590	3,341,523
Investing Cash Flows		
Additions to Oil and Gas Properties	(5,326,884)	(4,665,535)
Additions to Other Property, Plant and Equipment	(477,351)	(502,112)
Proceeds from Sales of Assets	1,213,550	1,294,627
Changes in Components of Working Capital Associated with Investing Activities	(87,654)	(133,512)
Net Cash Used in Investing Activities	(4,678,339)	(4,006,532)
Financing Cash Flows		
Common Stock Sold	-	1,388,270
Long-Term Debt Borrowings	1,234,138	-
Dividends Paid	(134,412)	(124,133)
Excess Tax Benefits from Stock-Based Compensation	49,426	-
Treasury Stock Purchased	(44,799)	(21,357)
Proceeds from Stock Options Exercised and Employee Stock Purchase Plan	59,714	26,887
Debt Issuance Costs	(1,771)	-
Repayment of Capital Lease Obligation	(1,407)	-
Other, Net	(54)	285
Net Cash Provided by Financing Activities	1,160,835	1,269,952
Effect of Exchange Rate Changes on Cash	4,811	(7,068)
Increase in Cash and Cash Equivalents	496,897	597,875
Cash and Cash Equivalents at Beginning of Period	615,726	788,853
Cash and Cash Equivalents at End of Period	$ 1,112,623	$ 1,386,728

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF ADJUSTED NET INCOME (NON-GAAP)
TO NET INCOME (GAAP)
(Unaudited; in thousands, except per share data)

The following chart adjusts the three-month and nine-month periods ended September 30, 2012 and 2011 reported Net Income (GAAP) to reflect actual net cash realized from financial commodity price transactions by eliminating the unrealized mark-to-market gains from these transactions, to add back impairment charges related to certain of EOG's North American assets in 2012 and 2011 and to eliminate the net gains on asset dispositions primarily in North America in 2012 and 2011. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months and make certain other adjustments to exclude non-recurring items. EOG management uses this information for comparative purposes within the industry.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2012	2011	2012	2011
Reported Net Income (GAAP)	$ 355,491	$ 540,878	$ 1,075,278	$ 970,425
Mark-to-Market (MTM) Commodity Derivative Contracts Impact				
Total Gains	(4,671)	(357,664)	(327,328)	(480,539)
Realized Gains	249,166	52,480	555,946	83,765
Subtotal	244,495	(305,184)	228,618	(396,774)
After-Tax MTM Impact	156,537	(195,394)	146,372	(254,035)
Add: Impairment of Certain North American Assets, Net of Tax	-	10,654	38,575	267,114
Less: Net Gains on Asset Dispositions, Net of Tax	(43,354)	(132,895)	(161,652)	(284,005)
Adjusted Net Income (Non-GAAP)	$ 468,674	$ 223,243	$ 1,098,573	$ 699,499
Net Income Per Share (GAAP)				
Basic	$ 1.33	$ 2.03	$ 4.03	$ 3.71
Diluted	$ 1.31	$ 2.01	$ 3.98	$ 3.66
Adjusted Net Income Per Share (Non-GAAP)				
Basic	$ 1.75	$ 0.84	$ 4.11	$ 2.67
Diluted	$ 1.73 (a)	$ 0.83 (b)	$ 4.06	$ 2.64
Percentage Increase - [(a) - (b)] / (b)	**108%**			
Average Number of Common Shares				
Basic	267,941	266,053	267,136	261,664
Diluted	270,982	269,292	270,328	265,245

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF DISCRETIONARY CASH FLOW (NON-GAAP)
TO NET CASH PROVIDED BY OPERATING ACTIVITIES (GAAP)
(Unaudited; in thousands)

The following chart reconciles the three-month and nine-month periods ended September 30, 2012 and 2011 Net Cash Provided by Operating Activities (GAAP) to Discretionary Cash Flow (Non-GAAP). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust Net Cash Provided by Operating Activities for Exploration Costs (excluding Stock-Based Compensation Expenses), Excess Tax Benefits from Stock-Based Compensation, Changes in Components of Working Capital and Other Assets and Liabilities, and Changes in Components of Working Capital Associated with Investing and Financing Activities. EOG management uses this information for comparative purposes within the industry.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2012	2011	2012	2011
Net Cash Provided by Operating Activities (GAAP)	$ 1,436,372	$ 1,272,283	$ 4,009,590	$ 3,341,523
Adjustments				
Exploration Costs (excluding Stock-Based Compensation Expenses)	38,485	40,624	116,563	121,166
Excess Tax Benefits from Stock-Based Compensation	27,311	-	49,426	-
Changes in Components of Working Capital and Other Assets and Liabilities				
Accounts Receivable	227,593	(36,335)	112,174	128,965
Inventories	51,190	40,549	154,766	167,611
Accounts Payable	92,673	(56,135)	(83,682)	(245,385)
Accrued Taxes Payable	(28,428)	(6,928)	(42,791)	(101,239)
Other Assets	17,782	23,804	120,085	28,600
Other Liabilities	(67,226)	(49,039)	(39,871)	(37,022)
Changes in Components of Working Capital Associated with Investing and Financing Activities	(185,161)	(56,587)	(87,708)	(133,227)
Discretionary Cash Flow (Non-GAAP)	$ 1,610,591 (a)	$ 1,172,236 (b)	$ 4,308,552	$ 3,270,992
Percentage Increase - [(a) - (b)] / (b)	**37%**			

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF ADJUSTED EARNINGS BEFORE INTEREST EXPENSE,
INCOME TAXES, DEPRECIATION, DEPLETION AND AMORTIZATION, EXPLORATION COSTS,
DRY HOLE COSTS, IMPAIRMENTS AND ADDITIONAL ITEMS (ADJUSTED EBITDAX)
(NON-GAAP) TO INCOME BEFORE INTEREST EXPENSE AND INCOME TAXES (GAAP)
(Unaudited; in thousands)

The following chart adjusts the three-month and nine-month periods ended September 30, 2012 and 2011 reported Income Before Interest Expense and Income Taxes (GAAP) to Earnings Before Interest Expense, Income Taxes, Depreciation, Depletion and Amortization, Exploration Costs, Dry Hole Costs and Impairments (EBITDAX) (Non-GAAP) and further adjusts such amount to reflect actual net cash realized from financial commodity derivative transactions by eliminating the unrealized mark-to-market (MTM) gains from these transactions and to eliminate the net gains on asset dispositions primarily in North America in 2012 and 2011. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported Income Before Interest Expense and Income Taxes (GAAP) to add back Depreciation, Depletion and Amortization, Exploration Costs, Dry Hole Costs and Impairments and further adjust such amount to match realizations to production settlement months and make certain other adjustments to exclude non-recurring items. EOG management uses this information for comparative purposes within the industry.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2012	**2011**	**2012**	**2011**
Income Before Interest Expense and Income Taxes (GAAP)	$ 613,343	$ 951,407	$ 1,880,760	$ 1,821,939
Adjustments:				
Depreciation, Depletion and Amortization	825,851	651,684	2,383,359	1,822,854
Exploration Costs	45,953	48,469	136,909	140,616
Dry Hole Costs	1,924	22,604	13,005	47,231
Impairments	62,875	83,431	250,239	531,413
EBITDAX (Non-GAAP)	1,549,946	1,757,595	4,664,272	4,364,053
Total Gains on MTM Commodity Derivative Contracts	(4,671)	(357,664)	(327,328)	(480,539)
Realized Gains on MTM Commodity Derivative Contracts	249,166	52,480	555,946	83,765
Net Gains on Asset Dispositions	(67,376)	(207,468)	(248,134)	(442,981)
Adjusted EBITDAX (Non-GAAP)	$ 1,727,065 **(a)**	$ 1,244,943 **(b)**	$ 4,644,756	$ 3,524,298
Percentage Increase - [(a) - (b)] / (b)	39%			

EOG RESOURCES, INC.
CRUDE OIL AND NATURAL GAS FINANCIAL
COMMODITY DERIVATIVE CONTRACTS

Presented below is a comprehensive summary of EOG's crude oil and natural gas derivative contracts at November 5, 2012, with notional volumes expressed in Bbld and MMBtud and prices expressed in $/Bbl and $/MMBtu. EOG accounts for financial commodity derivative contracts using the mark-to-market accounting method.

	CRUDE OIL DERIVATIVE CONTRACTS	
	Volume [1] (Bbld)	Weighted Average Price ($/Bbl)
2012		
January 1, 2012 through February 29, 2012 (closed)	34,000	$104.95
March 1, 2012 through June 30, 2012 (closed)	52,000	105.80
July 1, 2012 through August 31, 2012 (closed)	50,000	106.90
September 2012 (closed)	32,000	106.61
October 2012 (closed)	42,000	105.19
November 1, 2012 through December 31, 2012	42,000	105.19
2013		
January 1, 2013 through June 30, 2013	98,000	$99.39
July 1, 2013 through December 31, 2013	68,000	99.45

(1) EOG has entered into crude oil derivative contracts which give counterparties the option to extend certain current derivative contracts for an additional six-month period. Options covering a notional volume of 25,000 Bbld are exercisable on December 31, 2012. If the counterparties exercise all such options, the notional volume of EOG's existing crude oil derivative contracts will increase by 25,000 Bbld at an average price of $106.27 per barrel for the period January 1, 2013 through June 30, 2013. Options covering a notional volume of 59,000 Bbld are exercisable on June 28, 2013. If the counterparties exercise all such options, the notional volume of EOG's existing crude oil derivative contracts will increase by 59,000 Bbld at an average price of $100.45 per barrel for the period July 1, 2013 through December 31, 2013. Options covering a notional volume of 29,000 Bbld are exercisable on December 31, 2013. If the counterparties exercise all such options, the notional volume of EOG's existing crude oil derivative contracts will increase by 29,000 Bbld at an average price of $101.69 per barrel for the period January 1, 2014 through June 30, 2014.

	NATURAL GAS DERIVATIVE CONTRACTS	
	Volume (MMBtud)	Weighted Average Price ($/MMBtu)
2012 [2]		
January 1, 2012 through November 30, 2012 (closed)	525,000	$5.44
December 2012	525,000	5.44
2013 [3]		
January 1, 2013 through December 31, 2013	150,000	$4.79
2014 [4]		

(2) EOG has entered into natural gas derivative contracts which give counterparties the option of entering into derivative contracts at future dates. Such options are exercisable monthly up until the settlement date of each monthly contract. If the counterparties exercise all such options, the notional volume of EOG's existing natural gas derivative contracts will increase by 425,000 MMBtud at an average price of $5.44 per MMBtu for December 2012.

(3) EOG has entered into natural gas derivative contracts which give counterparties the option of entering into derivative contracts at future dates. Such options are exercisable monthly up until the settlement date of each monthly contract. If the counterparties exercise all such options, the notional volume of EOG's existing natural gas derivative contracts will increase by 150,000 MMBtud at an average price of $4.79 per MMBtu for each month of 2013.

(4) In July 2012, EOG settled its natural gas financial price swap contracts for the period January 1, 2014 through December 31, 2014 and received proceeds of $36.6 million. In connection with these contracts, the counterparties retain an option of entering into derivative contracts at future dates. Such options are exercisable monthly up until the settlement date of each monthly contract. If the counterparties exercise all such options, the notional volume of EOG's existing natural gas derivative contracts will increase by 150,000 MMbtud at an average price of $4.79 per MMbtu for each month of 2014.

Bbld	Barrels per day.
$/Bbl	Dollars per barrel.
MMBtud	Million British thermal units per day.
$/MMBtu	Dollars per million British thermal units.

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF NET DEBT (NON-GAAP) AND TOTAL CAPITALIZATION (NON-GAAP) AS USED IN THE CALCULATION OF THE NET DEBT-TO-TOTAL CAPITALIZATION RATIO (NON-GAAP) TO CURRENT AND LONG-TERM DEBT (GAAP) AND TOTAL CAPITALIZATION (GAAP)
(Unaudited; in millions, except ratio data)

The following chart reconciles Current and Long-Term Debt (GAAP) to Net Debt (Non-GAAP) and Total Capitalization (GAAP) to Total Capitalization (Non-GAAP), as used in the Net Debt-to-Total Capitalization ratio calculation. A portion of the cash is associated with international subsidiaries; tax considerations may impact debt paydown. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize Net Debt and Total Capitalization (Non-GAAP) in their Net Debt-to-Total Capitalization ratio calculation. EOG management uses this information for comparative purposes within the industry.

	September 30, 2012
Total Stockholders' Equity - (a)	$ 13,793
Current and Long-Term Debt - (b)	6,312
Less: Cash	(1,113)
Net Debt (Non-GAAP) - (c)	5,199
Total Capitalization (GAAP) - (a) + (b)	$ 20,105
Total Capitalization (Non-GAAP) - (a) + (c)	$ 18,992
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	31%
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	**27%**

EOG RESOURCES, INC.
 FOURTH QUARTER AND FULL YEAR 2012 FORECAST AND BENCHMARK COMMODITY PRICING

(a) Fourth Quarter and Full Year 2012 Forecast

The forecast items for the fourth quarter and full year 2012 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of the accompanying press release. EOG undertakes no obligation, other than as required by applicable law, to update or revise this forecast, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise. This forecast, which should be read in conjunction with the accompanying press release and EOG's related Current Report on Form 8-K filing, replaces and supersedes any previously issued guidance or forecast.

(b) Benchmark Commodity Pricing

EOG bases United States, Canada and Trinidad crude oil and condensate price differentials upon the West Texas Intermediate crude oil price at Cushing, Oklahoma, using the simple average of the NYMEX settlement prices for each trading day within the applicable calendar month.

EOG bases United States and Canada natural gas price differentials upon the natural gas price at Henry Hub, Louisiana, using the simple average of the NYMEX settlement prices for the last three trading days of the applicable month.

	ESTIMATED RANGES					
	(Unaudited)					
	4Q 2012			Full Year 2012		
Daily Production						
Crude Oil and Condensate Volumes (MBbld)						
United States	149.8	-	162.2	148.2	-	151.3
Canada	7.0	-	9.0	6.8	-	7.4
Trinidad	0.8	-	1.0	1.3	-	1.6
Other International	0.0	-	0.2	0.1	-	0.2
Total	157.6	-	172.4	156.4	-	160.5
Natural Gas Liquids Volumes (MBbld)						
United States	57.0	-	63.0	54.5	-	56.5
Canada	0.6	-	1.0	0.7	-	0.9
Total	57.6	-	64.0	55.2	-	57.4
Natural Gas Volumes (MMcfd)						
United States	968	-	994	1,030	-	1,037
Canada	75	-	95	92	-	97
Trinidad	320	-	365	374	-	386
Other International	9	-	11	9	-	11
Total	1,372	-	1,465	1,505	-	1,531
Crude Oil Equivalent Volumes (MBoed)						
United States	368.1	-	390.9	374.4	-	380.6
Canada	20.1	-	25.8	22.8	-	24.5
Trinidad	54.1	-	61.8	63.6	-	65.9
Other International	1.5	-	2.0	1.6	-	2.0
Total	443.8	-	480.5	462.4	-	473.0

	ESTIMATED RANGES (Unaudited)									
	4Q 2012					Full Year 2012				
Operating Costs										
Unit Costs ($/Boe)										
Lease and Well	$	6.18	-	$	6.54	$	6.00	-	$	6.24
Transportation Costs	$	3.78	-	$	4.02	$	3.36	-	$	3.60
Depreciation, Depletion and Amortization	$	18.72	-	$	20.00	$	18.60	-	$	18.90
Expenses ($MM)										
Exploration, Dry Hole and Impairment	$	140.0	-	$	162.0	$	480.0	-	$	502.0
General and Administrative	$	85.0	-	$	90.0	$	330.0	-	$	335.0
Gathering and Processing	$	29.0	-	$	33.0	$	101.0	-	$	105.5
Capitalized Interest	$	12.0	-	$	16.0	$	48.7	-	$	52.7
Net Interest	$	58.0	-	$	62.0	$	212.3	-	$	216.3
Taxes Other Than Income (% of Wellhead Revenue)		5.8%	-		6.2%		6.0%	-		6.2%
Income Taxes										
Effective Rate		35%	-		40%		35%	-		40%
Current Taxes ($MM)	$	100	-	$	115	$	360	-	$	380
Capital Expenditures ($MM) - FY 2012 (Excluding Non-cash Items)										
Exploration and Development, Excluding Facilities						Approximately			$	6,260
Exploration and Development Facilities						Approximately			$	700
Gathering, Processing and Other						Approximately			$	640
Pricing - (Refer to *Benchmark Commodity Pricing* in text)										
Crude Oil and Condensate ($/Bbl)										
Differentials										
United States - (above) below WTI	$	(5.00)	-	$	(10.00)	$	(2.90)	-	$	(4.15)
Canada - (above) below WTI	$	2.50	-	$	6.00	$	8.00	-	$	9.20
Trinidad - (above) below WTI	$	3.00	-	$	8.00	$	2.00	-	$	3.25
Natural Gas Liquids										
Realizations as % of WTI										
United States		32%	-		38%		36%	-		37%
Canada		50%	-		57%		48%	-		49%
Natural Gas ($/Mcf)										
Differentials										
United States - (above) below NYMEX Henry Hub	$	0.15	-	$	0.30	$	0.21	-	$	0.25
Canada - (above) below NYMEX Henry Hub	$	0.60	-	$	0.80	$	0.35	-	$	0.40
Realizations										
Trinidad	$	3.50	-	$	4.00	$	3.55	-	$	3.70
Other International	$	5.00	-	$	5.50	$	5.53	-	$	5.65

Definitions

$/Bbl	U.S. Dollars per barrel
$/Boe	U.S. Dollars per barrel of oil equivalent
$/Mcf	U.S. Dollars per thousand cubic feet
$MM	U.S. Dollars in millions
MBbld	Thousand barrels per day
Mboed	Thousand barrels of oil equivalent per day
MMcfd	Million cubic feet per day
NYMEX	New York Mercantile Exchange
WTI	West Texas Intermediate